Amplitude Healthcare Acquisition Corporation

1177 Avenue of the Americas, Fl40

New York, NY 10036

October 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes

Re:	Amplitude Healthcare Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted September 13, 2019
CIK No. 0001788028

Dear Ms. Geddes:

Amplitude Healthcare Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 9, 2019, regarding the Draft Registration Statement on Form S-1 filed on September 13, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Risk Factors, page 25

1.	Please add a risk factor describing the risk that the low acquisition cost of the founder shares creates an economic incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note that you have a risk factor on page 42 addressing the separate risk that the founder shares will be worthless if you do not complete an initial business combination.

We have added the relevant risk factor in response to the Staff’s comment.

Description of Securities

Exclusive forum for certain lawsuits, page 116

2.	We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We respectfully advise the Staff that our amended and restated certificate of incorporation, which will be filed as an exhibit to the Registration Statement, will clearly state that exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended.

U.S. Securities and Exchange Commission

October 25, 2019

General

3.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Amplitude Healthcare Acquisition Corporation

By:	/s/ Bala Venkataraman
Name:	Bala Venkataraman
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP